

WORK MANAGEMENT

TRANSMISSION

2001 ANNUAL REPORT

APPLIED INNOVATION INC.
BRIDGING THE TECHNOLOGY GAP

Applied Innovation

Applied Innovation is a leader in the design, manufacture and deployment of state-of-the-art management solutions for simplifying the control of today's complex communications networks. The Company provides hardware, software, service and turnkey network management solutions to leading telecommunications, cable and Internet companies, including the Regional Bell Operating Companies (RBOCs). It also serves the wireless communication market with its wireless network management and information collection products.

Applied Innovation also participates in the high-speed data transport market with the LuxPath Networks line of broadband Ethernet aggregation and transport products, which provide high-capacity, carrier-quality, fiber optic transmission solutions.

Applied Innovation, headquartered in Columbus, Ohio, is traded on NASDAQ under the symbol AINN.

Contents

1	Financial Highlights
2-5	Letter to the Shareholders
6-17	Business Overview
18-43	Financials
44	Investor Information

Financial Highlights (in thousands, except per share amounts)


Sales
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
97
98
99
00
01


Net Income
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$(2,000)
97
98
99
00
01


Operating Cash Flow
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
97
98
99
00
01

	1997	1998	1999	2000	2001
Sales	$46,661	$53,628	$49,524	$116,103	$73,019
Income (loss) before income taxes	(1,017)	2,848	10,086	14,919	2,993
Net income (loss)	(637)	2,310	7,005	10,145	2,238
Diluted earnings (loss) per share	(0.04)	0.14	0.45	0.63	0.14
Cash and investments	8,195	17,211	19,071	26,274	28,616
Current assets	24,759	30,236	30,359	65,901	40,998
Total assets	37,708	39,770	44,594	80,688	60,848
Current liabilities	8,105	8,063	7,507	30,697	9,194
Stockholders' equity	29,403	31,643	37,088	49,992	50,904
Total liabilities and stockholders' equity	37,708	39,770	44,594	80,688	60,848



Robert L. Smialek, President and Chief Executive Officer

Dear Fellow Shareholders:

To call 2001 a challenging year for telecommunications would be to understate the tremendous upheaval that has affected the industry. Applied Innovation started 2001 healthier than it had ever been, but with the realization that our customers were facing financial pressures that, given the past several years of more-than-exuberant investment in telecom, would undoubtedly impact our performance. Core product sales and service revenues were up strongly in the first quarter, but we began to see a fall-off in the second quarter and throughout the remainder of the year. Our reputation for reliable equipment, our customer service, conservative management practices and the business line diversification initiated in 2000 and 2001 helped us remain profitable for the year and maintain a strong balance sheet as we faced these tough conditions.

This solid base gives us the ability and confidence to use this time to plan for the future and refine our current product offerings. Applied Innovation will survive the consolidation and regeneration of the telecommunications industry and emerge an even stronger player. Telecommunications is not dying – it's not even in critical condition. It plays a major role in the global economy and it is anticipated at this writing that the worldwide telecommunications equipment sales will be approximately $365 billion this year – about $100 billion of that in North America. Telecom is essential to our economy, and Applied Innovation is a strong niche player with high-value products. Although visibility into 2002 is still hazy, the industry will survive and ultimately become healthier. That's our goal as well.



AINN's Value Proposition

Our primary competitive advantage – the base upon which all our products and services are built – is a knowledge of telephony networks. Our Company has been an integral part of the telecommunications industry for almost 20 years and we know how telecommunications networks operate, what equipment (both recent and legacy) is in place, what must be monitored and how to do it. Wireline carrier networks have a targeted uptime rate of 99.999% and we are proud that Applied Innovation contributes in a significant way to maintaining that record. We've developed our network management business over time by continuing to make smarter products that give our customers new ways to increase system reliability while lowering operational costs. We couldn't have done it without our comprehensive knowledge of the network. This will continue to serve Applied Innovation well into the future.

Our customer base is another strength. Because of our long track record of quality and dependability, we have developed long-term relationships with the best, most stable service providers in the industry. Our customers will be the survivors of the telecom shakeout and we expect to continue to provide the products and services they require. All of the larger service providers and the few remaining financially strong Competitive Local Exchange Carriers (CLECs) are on our customer list. We've also begun to add carriers from other countries by taking what we've learned domestically and leveraging it abroad.

Our "niche" in network management hardware and software is the other element of our value proposition. Competition in the space for our core products is limited, which obviously works to our advantage. We have taken steps over the past eighteen months to diversify into new businesses where we can capture and hold niche positions.

The Four Pillars of Our Business

For many years Applied Innovation has focused on its core network management product line of hardware and software. Those products continue to have value in the U.S. both in the central offices and at the network edge. There are also international sales opportunities for countries that are building or upgrading their telecommunications infrastructure. We have made initial inroads into these markets. We are continuing to target foreign providers and governments and we strongly believe we will be able to build our international business over time.

Our network expertise and relationships with our customers led us to develop our Services Division, which provides engineering, integration, provisioning and after-sales support. While our current services customers are the same customers that purchase our products, our goal is to become vendor-neutral with the expertise to consult and carry out installation and service on any related equipment. Particularly in a down economy, there is a need to get as much revenue as possible out of current equipment. Applied Innovation's network knowledge, customer relationships and reputation for quality gives us a unique ability to offer our customers comprehensive solutions as a trusted network partner. As international product sales grow, our service sales to international customers are expected to grow as well.

Although the fourth quarter of 2001 marked the first sale of our LuxConnect broadband transmission product, we have been disappointed in the progress of this product line. The adoption of gigabit Ethernet for broadband transmission has been slower than originally expected. While the protocol debate is ongoing, we are optimistic that we have developed an economic and easily scalable solution that is still just a little ahead of its time. In 2002, we believe that corporations and governments will place more emphasis on finding an economical way to meet the growing demand for broadband Ethernet. Our previous work in broadband transmission may also lead to applications in the enterprise and data storage businesses.

A bright spot in our growth strategy is the wireless network management business we entered with our acquisition of certain assets of Badger Technology in 2001. We're enthused about this largely untapped opportunity because it's such a logical extension of our existing business. We are now offering to the wireless industry the same kind of technological and support strengths that we bring to the wireline business. There are well over 100,000 cellular towers in the U.S. and we estimate that only about five percent of them are managed using network management equipment.

Looking Ahead

Specific visibility into the future is difficult in this tumultuous environment and involves more speculation than we are comfortable making. But we can't be dependent on the market's current mood with regard to the telecommunications industry, so we are focusing on new products, markets and services.

As an innovator in our industry, we have always valued research and development as being a path to the future, and allocated funding accordingly. We will continue to do so in 2002, but at a more measured pace. We've also developed partnerships with several leading enterprise market suppliers and now provide a complete solution for the bottleneck between excess capacity at the core of the network and the "last mile" to corporate and enterprise campuses where our equipment can be used in conjunction with our partners' equipment.

We are actively planning the next generation of our core product line by working with our customers to develop new solutions. By capitalizing on our technical strengths and market position with the major telecom service providers, we are aiming at low risk entrance into new markets, particularly at the enterprise and vertical application level.

The Badger Technology acquisition, the first in our history, was a natural extension of our core business, as well as a model for the type of acquisitions we will consider in the future: small companies that have the potential to enhance our expertise, give us footholds in new markets and are structured for rapid integration with our Company. Our healthy balance sheet and ability to generate cash gives us the option to seek such external growth opportunities.

Applied Innovation is certainly not immune from the financial market's perception of the telecommunications industry, as our stock price has suffered with the market. We believe that our current share price does not represent the long-term value of the business. Our story is even more compelling today and we will continue to take every opportunity to tell it to the investment community. Growth initiatives are in place to focus on developing new products, leveraging our relationships and broadening our markets. All these actions position us well for the eventual economic recovery.

One final note. Management and the Board of Directors were particularly proud of our employees this year. Their generosity, spirit and courage assure us that Applied Innovation can remain the innovative global communication solutions provider.

Thank you for your continued support.

Robert L. Smialek

Robert L. Smialek
President and CEO



Helping Service Providers Increase Reliability and Profitability


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Our business is structured in four primary product lines that rest on a common foundation: a deep, Company-wide knowledge of telecommunications networks developed over almost twenty years serving the industry.

This knowledge isn't confined to new or emerging technologies nor strictly legacy technologies. It encompasses the "telco sediment" — the layers of newer technical systems and standards overlaying those deployed ten, twenty and thirty years ago, which continue to play a critical role in the communications infrastructure.

It also isn't limited strictly to technology. We understand the business challenges service providers face as they balance the need to invest in new technology with the demands of serving existing customers.

As a result, each of the product lines address specific industry needs, but all share two common objectives: enhancing network reliability and increasing service provider profitability.

	Network Management	Wireless Network Management	Broadband Transmission	Enhanced Services
Products	Hardware: Alswitch, Alscout, AI130, Alspy, Alflex Network Management Software: AppliedView, NEweb, Alwatch	Albadger Information Collection Devices, Network Management Solutions	LuxConnect, Alflex	Engineering, Integration, Provisioning, After-Sales Support
Product Line Premise	Data communications networking products providing interoperability between virtually any network element and necessary operational support systems	Remote network management and information collection equipment	Gigabit Ethernet multiplexer that aggregates data into an optical signal	Deployment, installation, planning and consulting services that resolve critical network or systems issues specific to a business or application
Target Customers	Domestic and international telecommunications service providers, including Regional Bell Operating Companies (RBOCs), InterExchange Carriers (IXCs) and Competitive Local Exchange Carriers (CLECs)	Domestic and international wireless service providers and utility companies	Metro-edge service providers, multi-tenant units and corporate campuses, in addition to enterprises and vertical market applications	Buyers of Applied Innovation's core network management products and international service providers or governments

Increasing Network Management Efficiency and Security

Telecommunications networks rely on thousands of pieces of equipment clustered in central offices and distributed around the network edge to route traffic. This equipment, commonly called network elements, forms the foundation of the network and is supported by an interrelated data communications network providing provisioning, billing, fault monitoring and other services.

Efficient management at this level of the network is essential to service quality, security and service provider profitability. Applied Innovation delivers a family of solutions that improve network element management by:

- improving communications and interoperability between network elements and the systems that support them;
- enabling remote monitoring, configuration and maintenance; and
- protecting network elements from unauthorized intrusion.

AIswitch is Applied Innovation's flagship product for network management. Designed for central offices and network operations centers, it bridges the gap between operational support systems and network elements. This allows service providers to deploy and manage any vintage of equipment without making costly modifications to complex support systems.

AIscout, the best selling product in the Company's history, combines protocol mediation, port concentration and data transport in a single, compact enclosure. Providing access to edge elements, it delivers significant improvement in operational efficiency by enabling remote configuration and maintenance.

AIspy is a compact, stand-alone device that enables service providers to remotely monitor environmental conditions at small central offices and remote unmanned locations, such as cell sites, co-location sites and controlled environmental vaults.


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APPLIED INNOVATION INC.



NETWORK MANAGEMENT



Alflex is a family of products that employ WDM technology to extend Local Area Networks (LAN) to remote sites including small central offices, controlled environmental vaults and co-location sites. This allows LANs to extend beyond the physical boundaries of central office locations without the use of remote routers.

AppliedView provides centralized, continuous surveillance and provisioning of equipment on the Applied Innovation network. This allows service providers to provision, configure, upgrade and troubleshoot network elements without sending a technician on-site, creating significant operational efficiencies.

NEweb software combines Web, firewall, knowledge management and mediation technologies to provide a comprehensive approach to network element security. It protects against unauthorized access while providing authorized personnel with controlled, remote access. It ensures network element security, while providing the added benefit of simplified, remote network element configuration.

Alwatch is a fault management solution that collects, consolidates and displays faults across the network, improving response time and identifying network problems before they impact service quality. It includes a display of active alarms in order of severity. Alarms can also be displayed chronologically to provide the historical perspective that is valuable for analysis and troubleshooting.

Alscout and Alswitch have recently played a part in enabling service providers to comply with the Communications Assistance for Law Enforcement Act (CALEA). This Act requires that service providers have the capability to give law enforcement access to phone call information for legally sanctioned surveillance.

CALEA highlights the strategic importance of the Company's position in the network by enabling and controlling access to network elements. That role is being supported by a growing family of software systems designed to simplify element management, improve network reliability and increase security.



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Growing Up With Wireless

The first phase of the wireless revolution involved building out cellular networks and signing up new subscribers. Now the focus is shifting to retaining customers, reducing operating costs and improving quality of service. The key to reducing customer turnover is delivering better voice quality, assuring fewer dropped calls and offering value-added services; the key to profitability is increasing operational efficiency. Accomplishing those objectives will require bringing wireline network management practices to wireless networks.

Applied Innovation responded to this need for wireless network management with the acquisition of certain Badger Technology assets in 2001. The combination of AI's network management expertise and the Badger product line, now renamed Albadger, has positioned Applied Innovation to help wireless service providers achieve quality of service and network efficiency.

Albadger meets a broad range of operating and security requirements for wireless service providers. Specifically, Albadger reduces requirements for on-site user intervention, resulting in higher network reliability and lower operating costs. It can also reduce the time required for provisioning and creates a unified platform for network management. By converting disparate protocols and data into a simple network management protocol (SNMP), Albadger enables efficient, centralized equipment management and provisioning.

Badger products occupy the same position on wireless networks that Applied Innovation equipment has traditionally occupied in wireline networks. This allowed the new product line to be quickly integrated into Applied Innovation's engineering and manufacturing operations – AI was able to manufacture and ship Albadger equipment within approximately one month of the acquisition.

Applied Innovation's traditional network management systems can deliver the same value for wireless networks as they do for wireline networks. AIwatch, in particular, is well-suited for wireless. It provides a complete fault management solution for wireless operations to quickly identify and react to events that threaten quality of service.

Albadger is positioned in the remote network management niche, a growth market with no clear leader. There are more than 100,000 cellular sites in the U.S. and the number has been growing at 10-15% per year. At least 20,000 of those sites would benefit from remote monitoring, and the number will grow as the market for wireless data delivery grows.

As wireless communication continues to evolve, investment will shift from new service delivery equipment to better management of that equipment. And as data and Web services are added, network reliability will become much more important. In 2001, Applied Innovation made the strategic investments that will allow it to capitalize on this transition.

WIRELESS

Generating Revenue With Broadband

Broadband services represent Applied Innovation's first product offering for service transport network elements. Whereas other AI products provide mission-critical support for management of the telephone network, AI is now producing solutions that actually supply high-speed connectivity for revenue-generating customer applications.

A significant opportunity in broadband today is in "last mile" delivery. While there is excess capacity in long-haul fiber networks, a bottleneck exists when those networks reach metropolitan areas or corporate campuses. AI anticipated this situation in 2000 and responded with a focused research and development program designed to address this problem. Early on, we recognized the potential of Optical Ethernet to deliver reliable, scalable and flexible last mile solutions.

Service providers understand the need to deliver more than bandwidth to be profitable. They must deliver a range of value-added services. The tremendous capacity of fiber optics, combined with the ease-of-use and universal adoption of Ethernet technology, makes this combination an ideal platform for delivering such services.





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The potential of Optical Ethernet is enhanced with LuxConnect, Applied Innovation's Optical Ethernet transmission and aggregation product. LuxConnect combines eight 1-Gigabit channels into one 10-Gigabit trunk allowing service providers to rapidly deliver Gigabit Ethernet private line services directly from the device. LuxConnect is compatible with existing standards-based DWDM systems, allowing Ethernet traffic to be cost effectively transported over existing optical networks.

LuxConnect supports a number of emerging bandwidth-intensive communications services, such as video conferencing, Web hosting and VPNs, while also positioning AI in key emerging markets, such as storage area networking, medical imaging and government and military. Because it sits between the telecommunications network and the enterprise, LuxConnect also serves as the gateway to the enterprise for AI, creating opportunities for the Company to extend into the non-telecom markets.

During 2001, LuxConnect was installed into the networks of a number of potential customers for extended trials to introduce the new technology and demonstrate its capacity and reliability, with the goal of additional deployments.

Service has become an increasingly important component of our business as providers seek help to get more from their investments in technology.



As many organizations face the challenge of fewer technical resources, demand for services has grown. The engineers that built today's networks in the sixties and seventies have largely retired and it is no longer feasible for service providers to maintain the level of in-house expertise they once did. Instead, they are looking to third party providers to integrate new equipment into these existing networks.

Few organizations can match Applied Innovation's depth of telecom network operations experience. Service has been a core competency throughout our history and has been a key component in our ability to forge strong relationships with leading service providers. Over the years, Applied Innovation has built a comprehensive library of technical documentation and attracted an impressive team of specialists that have experience with virtually all types of network equipment.

As market demand for services increased, Applied Innovation responded by expanding our suite of services and increasing research and development personnel. Applied Innovation brings a unique, vendor-neutral perspective to telecommunications services. Our role as mediator between network elements and support systems has allowed the Company to develop technical expertise in all types of network elements and support systems, as well as in overall network design and management.





Professional Services support and supplement internal resources during project planning, analysis and management. Beginning with assessment and needs analysis, Applied Innovation brings the resources and perspective that service providers require to successfully plan and implement network changes. A key component of these services is transition and impact analysis, which evaluates the effect of major technical changes on network equipment and operations. This is extremely valuable for providers that need to merge environments as a result of consolidation or acquisition, or re-assess their disaster recovery plans.



Applied Innovation's services team also works with our customers to solve specific problems unique to their businesses. **Enhanced Services** range from custom-developed software packages to small-, medium- and large-scale hardware design. Enhanced Services also provides an important window into customer issues for product development, as unique solutions can occasionally be modified to serve a broader market need.

Network Management Services offer expertise in network and system design, deployment and integration. This includes developing an overall network architecture, making equipment recommendations and configuring equipment for successful deployment.

Integration Services enable our customers to reduce planning, engineering, logistics and deployment time for systems that utilize multiple network elements and support equipment. These systems can be integrated and tested in our facility so that they arrive at their destination ready to be powered-up, connected to the network and brought on-line.

Applied Innovation offers a complete suite of **Installation Services** through our Telcordia certified installation force. Training can be delivered through training facilities at our headquarters or through on-site classes. Applied Innovation training instructors reflect the depth of telecommunications expertise throughout our organization.

Applied Innovation also offers customized extended maintenance agreements covering hardware replacement, software upgrades and support services on multi-vendor platforms. AI's ongoing support protects its customers' network investments.

Success



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As companies in countries outside the U.S. work to expand and manage the security of new telecommunications networks, Applied Innovation stands ready to assist them. Our vast knowledge of network mediation creates a unique opportunity for us to help companies across the world manage their networks.

Many countries are now experiencing what the U.S. encountered several years ago as they move from one telecommunications carrier to several with varying systems. The knowledge we gained through our work with organizations in the U.S. is valuable to companies in other parts of the world as they work to mediate between networks.

An example of our success in this area is our relationship with a South African telecom provider that is rapidly expanding the country's telecommunications network. Under a multi-million dollar agreement, Applied Innovation will supply the telecommunications company with Alswitch and Alscout products and engineering support for network management. This agreement not only enables the service provider to know the status of any network element from a national network operations center, it also provides the exposure Applied Innovation needs to allow for further expansion of our global presence.

Telecommunications network security is another international opportunity for Applied Innovation. We can help prospective customers that must monitor network equipment and also need to be on guard for equipment and line services theft or tampering.

To better serve these new markets, we have expanded international activities through new distributor relationships and increased customer quotation and trial activities in a number of markets. These resellers can better navigate the barriers of the international markets such as technology, customs, language and financial issues.

The distributor relationships outside the U.S. include Australia, Brazil, England, Greece, Japan, Mexico, South Korea and South Africa. Latin America also remains a large and attractive telecommunications market and we continue to work with customers in that area of the world as they expand and integrate their networks. The partnerships and distributorships we created in 2001 will help us move toward our long-term goal of having international sales comprise 20-25 percent of total sales each year.

INTERNATIONAL

Applied Innovation Inc.

Selected Consolidated Financial Data

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Operating Data:					
Sales	$ 73,019,150	$116,103,392	$ 49,523,619	$ 53,627,516	$ 46,661,054
Cost of sales	39,251,716	75,906,065	20,917,459	22,236,650	20,091,096
Gross profit	33,767,434	40,197,327	28,606,160	31,390,866	26,569,958
Selling, general and administrative expenses	22,183,578	18,455,315	11,965,059	14,428,447	15,091,470
Research and development expenses	9,648,898	8,176,622	7,479,496	11,979,875	12,897,072
Restructuring charges	292,330	-	-	3,800,000	-
Total operating expenses	32,124,806	26,631,937	19,444,555	30,208,322	27,988,542
Income (loss) from operations	1,642,628	13,565,390	9,161,605	1,182,544	(1,418,584)
Interest income, net	1,389,517	1,374,546	992,665	614,705	535,409
Other income (expense), net	(39,179)	(20,934)	(68,189)	1,050,403	(134,020)
Total other income, net	1,350,338	1,353,612	924,476	1,665,108	401,389
Income (loss) before income taxes	2,992,966	14,919,002	10,086,081	2,847,652	(1,017,195)
Income taxes	755,000	4,774,000	3,081,000	538,000	(380,000)
Net income (loss)	$ 2,237,966	$ 10,145,002	$ 7,005,081	$ 2,309,652	$ (637,195)
Basic earnings (loss) per share	$ 0.14	$ 0.65	$ 0.45	$ 0.15	$ (0.04)
Diluted earnings (loss) per share	$ 0.14	$ 0.63	$ 0.45	$ 0.14	$ (0.04)
Shares used in computing basic earnings (loss) per share	15,870,492	15,598,723	15,598,143	15,804,608	15,786,332
Shares used in computing diluted earnings (loss) per share	16,140,993	16,014,153	15,647,050	15,962,846	15,786,332
Balance Sheet Data:					
Cash and short-term and non-current investments	$ 28,616,130	$ 26,274,009	$ 19,070,826	$ 17,211,499	$ 8,195,156
Net working capital	31,803,653	35,204,228	22,851,872	22,173,337	16,654,943
Total assets	60,847,804	80,668,451	44,594,329	39,769,673	37,707,548
Stockholders' equity	50,903,912	49,991,620	37,087,664	31,642,683	29,402,982

See accompanying notes to consolidated financial statements.

Overview

Applied Innovation Inc. ("AI" or the "Company") develops, manufactures, and markets network mediation and bridging products and related services to the telecommunications industry. AI's products and services support the operation, maintenance, administration and provisioning of a variety of switching and transmission devices used by wireline and wireless telecommunications providers to assist in the management of their customer service networks. AI's primary emphasis is on providing integrated hardware, software, service and turnkey network management solutions. The Company's largest customers are the four Regional Bell Operating Companies ("RBOCs"), other large domestic and foreign phone companies, and certain Competitive Local Exchange Carriers ("CLECs").

Through the AIswitch™, AIscout™, AIflex™, AIspy™, and AIbadger™ products, and the related AppliedView™, NEweb™, and AIwatch™ software, AI provides the data network needed to monitor and maintain thousands of pieces of electronic equipment used to deliver telecommunication services. The Company's Services Division combines a number of customer-focused services, including network systems planning and design, systems integration, testing, installation, systems deployment and training. In 2000, the Company announced the formation of LuxPath Networks, a new division focusing on broadband Ethernet aggregation and transport products which provide high-capacity, carrier-quality fiber optic transmission solutions. In 2001, the Company had its first sale and successful deployment of that division's flagship product, LuxConnect™. Also in 2001, AI acquired certain assets of the remote network management systems and information collection device business of Badger Technology, Inc. ("Badger"). The acquisition enables the Company to target the wireless telecommunications market with its wireless network management and information collection products.

During the last twelve to eighteen months, the telecommunications industry has undergone a dramatic and severe slowdown. Telecommunications service providers have repeatedly reduced planned capital spending, have laid-off workers, and some have gone into bankruptcy proceedings and/or ceased operations. The spending cutbacks have affected the Company through reduced product orders, even by our largest and most financially secure RBOC customers, and also started to negatively impact service sales in the second half of 2001. We cannot predict when this trend will reverse. Given the uncertainty regarding our customers' near-term spending plans and the effect on near-term sales, the Company has reduced its staffing level through two actions. In June 2001, the Company reduced headcount by approximately 40 personnel, or 15%, and again in February 2002, by approximately 50 personnel, or 16%. The Company believes that the cost savings associated with these staffing reductions, as well as other cost-saving measures enacted, will more closely align the Company's operating expenses with near-term sales prospects.

We believe that in the long-term, large domestic service providers will resume spending on network equipment and our product sales will increase. Despite the negative impact on domestic product sales in the near-term, the Company remains optimistic about domestic and international opportunities in the wireless market in 2002. Further, as a result of our expanded international sales efforts over the last year, including establishing sales distributors and customer quotations and product trials, we expect international sales growth in 2002. We also expect growth in 2002 services sales, largely driven by network design, installation and maintenance of operating support system software.

Comparison of 2001 to 2000

Sales for the year ended December 31, 2001 were $73,019,000, a 37% decrease from the prior year's sales of $116,103,000. Excluding integration sales of $5,830,000 in 2001 and $45,644,000 in 2000, which were almost entirely from one CLEC customer and were identified as non-recurring in nature, annual sales would have been $67,189,000 and $70,459,000 in 2001 and 2000, respectively. Excluding the impact of the non-recurring revenue in both years, annual sales in 2001 decreased $3,270,000, or 5%, from the prior year. The decrease in non-integration sales was due to reduced spending by CLEC customers throughout the year and reduced spending by larger service providers, including all of our RBOC customers, in the second half of the year.

Gross profit as a percentage of total sales was 46% for the year ended December 31, 2001 as compared to 35% in the prior year. The overall increase in gross profit percentage was primarily attributable to a change in the overall sales mix as integration sales, which carry a lower gross margin than products and services sales, represented 8% of total sales in 2001 versus 39% in 2000.

The following table summarizes sales and gross profit for products, integration and services:

	For the Year Ended December 31, 2001				For the Year Ended December 31, 2000			
	Products	Integration	Services	Total	Products	Integration	Services	Total
Sales	$52,841,000	$5,830,000	$14,348,000	$73,019,000	$64,030,000	$45,644,000	$6,429,000	$116,103,000
Gross Profit	28,190,000	866,000	4,711,000	33,767,000	34,740,000	2,682,000	2,775,000	40,197,000
Gross Profit %	53%	15%	33%	46%	54%	6%	43%	35%

Product sales of $52,841,000 were 72% of total sales in 2001, versus product sales of $64,030,000, or 55%, of total sales in 2000. This represented a 17% decrease in product sales in 2001 from 2000, due largely to the industry-wide reduction in capital spending, particularly in the second half of 2001. Product sales comprised a larger percentage of total sales in 2001 as compared to 2000 because of the significant decrease in integration sales in 2001. Product sales include revenues from the sales of Alswitch™, Alscout™, and other products, as well as software licensing revenues.

Gross profit on product sales was 53% for the year ended December 31, 2001 compared to 54% for the prior year. Product sales margins were generally consistent between years. However, gross profit in 2001 was negatively impacted by inventory charges relating to the establishment of inventory reserves for optical and other component inventory. Due to long lead times and high market demand for optical components, the Company placed orders in late 2000 and early 2001 for optical component inventory to support anticipated sales of LuxConnect™ and other optical products. Given the continued uncertain market conditions for carriers' deployment of new optical network capacity, as well as declining market prices for optical and other components, the Company recorded inventory charges of $1,700,000 during 2001 to cover potential excess inventory and market price changes. These amounts were charged to cost of goods sold. The Company will continue to monitor market conditions and market prices and additional reserves may be necessary in the future depending upon product demand and fluctuations in prices.

Integration sales of $5,830,000 were 8% of total sales in 2001, compared to $45,644,000, or 39% of total sales in 2000. The integration sales in 2001 and 2000, consisting of turnkey integrated systems and including a significant amount of third-party products integrated with the Company's products, were attributable to the sale of an integrated solution to one large customer. Since the first quarter of 2001, the Company has had no additional integration sales.

Gross profit on integration sales was 15% for the year ended December 31, 2001, compared to 6% in the prior year. Since the integration sales included a significant amount of third-party equipment, the gross profit margin was significantly lower than margins on products or services sales. Gross profit in 2001 was higher than the prior year because 2001 integration sales included a higher proportion of AI equipment and labor which yields higher margins than third-party equipment.

Services sales of $14,348,000 were 20% of total 2001 sales, versus services sales of $6,430,000, or 6% of total 2000 sales. This represented a 123% increase in services sales from 2000. The increase in services sales was primarily attributed to the continued expansion of the Company's installation services compared to the prior year for a number of customers, as well as project management services for one customer. Services sales include revenues from network planning and design, installation, project management, engineering services, training and maintenance.

Gross profit on services sales was 33% for the year ended December 31, 2001 compared to 43% for the prior year. The decrease in gross profit on service sales in 2001 was primarily attributable to a lower mix of maintenance revenues which generally have higher margins than revenues from other services, as well as decreased utilization of services personnel in the latter half of 2001 as overall spending in the telecommunications industry slowed.

Because of the Company's concentration of sales to RBOCs, long distance phone companies, and large CLECs, a small number of customers have historically comprised a substantial portion of the Company's sales. Sales to four customers comprised 66% of sales in 2001, with each contributing between 13% and 23% of sales. Because of the direct correlation and relative importance of these significant customers' capital spending patterns to the Company, deviations from historical spending levels could significantly impact the Company's future operating results.

Selling, general and administrative ("SG&A") expenses increased to $22,184,000 in 2001 from $18,455,000 in 2000. As a percentage of total sales, this represents 30% in 2001 and 16% in 2000. The increase in SG&A spending was primarily attributable to increased staffing, additional personnel and costs associated with the Badger acquisition, increased travel and higher insurance costs. In addition, SG&A expenses as a percentage of total sales increased due to the decrease in integration sales in the current year as compared to the prior year. As a result of staffing reductions in June 2001 and in February 2002, the Company anticipates that total SG&A expenses for 2002 will be slightly lower than 2001, but with certain specific increases anticipated as the Company further pursues opportunities in the international and wireless markets.

Research and development ("R&D") expenses were $9,649,000 in 2001 and $8,177,000 in 2000. As a percentage of total sales, this represents 13% for 2001 and 7% for 2000. The increase in R&D expenses was primarily attributable to increased staffing costs to support product development associated with international and wireless opportunities. The decrease in integration sales in 2001 as compared to 2000 also contributed to the increase in R&D expenses as a percentage of total sales. The Company expects 2002 R&D spending to decrease compared to 2001. However, the Company continues to invest in the enhancement of existing products and development of new products to meet constantly changing customer and industry needs.

The Company recorded a non-recurring charge to operating expenses of $292,000 in the second quarter of 2001 to account for an approximate 15% reduction in workforce, or approximately 40 employees, throughout all departments. This restructuring charge is separately stated on the consolidated statements of earnings and reflects estimated severance and fringe benefit costs associated with the termination of employees. The Company has paid out all such costs as of December 31, 2001. As a further response to the continued industry slowdown, the Company initiated an additional 16% reduction in workforce, or approximately 50 employees, in the first quarter of 2002. Again across all departments, the reduction in workforce resulted in restructuring charges of approximately $650,000 in that quarter for estimated severance and other personnel costs. The Company expects to pay out such costs through the remainder of 2002. As a result of the restructuring and other enacted cost reductions, the Company anticipates reducing its annual costs by approximately $4,500,000. No additional workforce reductions or other cost reduction actions are currently planned, however the Company will continue to monitor industry conditions and will take corrective action as industry conditions change.

As a result of the above factors, income from operations decreased to $1,643,000 in 2001 from $13,565,000 in 2000. Income from operations represented 2% of sales in 2001, compared to 12% of sales in 2000.

Income before income taxes in 2001 was $2,993,000, or 4% of sales, compared to $14,919,000, or 13% in 2000.

The Company's effective income tax rate was 25% in 2001 compared to 32% in 2000. The decrease in the effective income tax rate in 2001 was due primarily to research and experimentation credits. The credits had a more significant impact on the effective income tax rate in 2001 because of decreased income before income taxes in 2001 as compared to 2000.

Net income was $2,238,000, or $0.14 diluted earnings per share, in 2001 versus net income of $10,145,000, or $0.63 diluted earnings per share, in 2000. The diluted weighted-average number of shares was 16,141,000 for 2001 compared to 16,014,000 for 2000.

Primarily due to the impact of the high volume of digital subscriber line ("DSL") systems integration work being performed late in the year ended December 31, 2000, several balance sheet accounts changed significantly between December 31, 2000 and December 31, 2001. The volume of such DSL systems integration work declined significantly during the first quarter of 2001, and was non-existent during the remainder of 2001. As a result, net inventory decreased from $12,009,000 at December 31, 2000, to $7,322,000 at December 31, 2001, while accounts payable decreased from $19,826,000 to $2,993,000. These decreases are due to the high volume of DSL equipment inventory and associated trade payables used to support a large systems integration project for one customer in the second half of 2000. Net accounts receivable decreased from $29,991,000 at December 31, 2000 to $7,697,000 at December 31, 2001, partially due to a decrease of $11,118,000 for the same DSL systems integration customer. In addition, accounts receivable at December 31, 2000 included significant amounts related to software and annual maintenance agreements which were invoiced in December 2000 and which did not exist at December 31, 2001 due primarily to timing of the agreements and related invoices and payments. The December 31, 2001 consolidated balance sheet also includes goodwill of $3,423,000 and net intangible assets of $551,000 as a result of the Badger acquisition in 2001.

Comparison of 2000 to 1999

Sales for the year ended December 31, 2000 were $116,103,000, a 134% increase from the prior year's sales of $49,524,000. Strong demand for the Company's integration and services business, including integrated digital subscriber line solutions, accounted for approximately $50,000,000 of the increase. Additionally, higher demand for the Company's Alscout™, Alswitch™, and Al130 products accounted for approximately $17,000,000 of the increase. Because of the Company's concentration of sales to RBOCs, long distance phone companies, and large CLECs, a small number of customers have historically represented substantial portions of AI's sales. Two companies accounted for 61% of net sales in 2000. These two customers contributed 47% and 14% of sales, respectively.

The following table summarizes sales and gross profit for products, integration and services:

	For the Year Ended December 31, 2000				For the Year Ended December 31, 1999			
	Products	Integration	Services	Total	Products	Integration	Services	Total
Sales	$64,030,000	$45,644,000	$6,429,000	$116,103,000	$46,967,000	$ -	$2,557,000	$49,524,000
Gross Profit	34,740,000	2,682,000	2,775,000	40,197,000	27,709,000	-	897,000	28,606,000
Gross Profit %	54%	6%	43%	35%	59%	-	35%	58%

Product sales of $64,030,000 were 55% of total sales in 2000, versus product sales of $46,967,000, or 95%, of total sales in 1999. This represented a 36% increase in product sales from the year 1999 to the year 2000. Product sales include revenues from the sales of Alswitch™, Alscout™, and other products, as well as software licensing revenues from NEweb™ and AppliedView™.

Integration revenues were $45,644,000 or 39% of total sales in 2000, and were substantially all from one customer. There were no such sales in prior years. Integration revenue consists of turnkey integrated systems and includes a significant amount of third-party products integrated with the Company's products.

Services revenues of $6,429,000 were 6% of 2000 sales, versus services revenues of $2,557,000, or 5% of 1999 sales. This represented a 151% increase in services revenues from the prior year. Services revenues consist of project management, installation and other services for our customers.

Gross profit, as a percentage of total sales, was 35% in 2000, compared to 58% in 1999. Gross profit on product sales was 54% in 2000, compared with 59% in 1999. The decrease in gross profit as a percentage of product sales was primarily attributable to a higher sales mix of products that have slightly lower gross margins, such as the AIscout™, the AI130 and the AppliedView™ systems' hardware support equipment. Gross profit on services sales was 43% in 2000, compared to 35% in 1999. Integration gross profit as a percentage of integration sales was 6%. The percentage was significantly lower than the gross profit percentage achieved on products and services due to the large amount of third-party equipment costs.

SG&A expenses increased to $18,455,000 (16% of sales) in 2000 from $11,965,000 (24% of sales) in 1999. The increase in SG&A spending was primarily attributable to new sales, sales engineering and senior management positions, increased expenditures for the integration and services division, and higher marketing expenditures.

R&D expenses increased to $8,177,000 (7% of sales) in 2000 from $7,480,000 (15% of sales) in 1999. This was a result of additional staffing and expenditures on new product initiatives, including LuxPath Networks' fiber optic products.

As a result of the above changes in sales and expenses, 2000 income from operations increased to $13,565,000 from $9,162,000 in 1999. Income from operations represented 12% of sales in 2000, compared to 19% of sales in 1999.

Other income, which consists primarily of interest income on the Company's investments, increased to $1,354,000 in 2000, versus $924,000 in 1999, due to a higher average investment balance in 2000.

Income before income taxes in 2000 was $14,919,000, compared to $10,086,000 in 1999.

The effective income tax rate was 32% in 2000 compared to 31% in 1999.

Net income was $10,145,000, or $0.63 diluted earnings per share in 2000 versus net income of $7,005,000, or $0.45 diluted earnings per share in 1999. The diluted weighted-average number of shares was 16,014,000 for 2000 compared to 15,647,000 for 1999.

Liquidity and Capital Resources

The Company had $28,616,000 of cash and cash equivalents and short- and long-term investments at December 31, 2001 compared to $26,274,000 at December 31, 2000. During 2001, operating activities provided cash of $10,167,000. Cash flow from operations resulted from net income, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash adjustments related primarily to depreciation expense, provision for doubtful accounts and the tax benefit associated with stock option exercises. Changes in operating assets and liabilities resulted primarily from significant decreases in accounts receivable and inventories, partially offset by decreases in accounts payable and accrued expenses. Those balance sheet changes were attributable to the significant DSL systems integration project that was in process at the end of 2000 and completed in 2001. Investing activities in 2001 used $6,475,000 in cash, including $1,825,000 for equipment purchases to support operations, $4,045,000 related to the Badger acquisition and $639,000 for investment securities purchases (net of maturities and sales). Additionally, financing activities used $2,014,000 of cash in 2001, including $3,028,000 to repurchase common stock, partially offset by $1,014,000 of proceeds from the issuance of common stock.

Net working capital was $31,804,000 at December 31, 2001 compared to $35,204,000 at December 31, 2000. At December 31, 2001, the current ratio was 4.5:1 and the Company's only debt outstanding was a $750,000 note payable issued in conjunction with the Badger acquisition. The note payable bears interest at an annual rate of 8%, with interest payments due semi-annually and principal due at maturity in August 2004.

On September 14, 2001, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to 1,500,000 shares of common stock over the next twelve months. As of December 31, 2001, 445,300 shares had been repurchased under this program at an average price of $6.80 per share, for an aggregate price of $3,028,000.

At the April 26, 2001 Annual Meeting of Stockholders, the Amended and Restated Certificate of Incorporation was approved and adopted which increased the number of authorized shares of the Company's common stock, $.01 par value, from 30,000,000 to 55,000,000 shares and which authorized the issuance of 5,000,000 shares of preferred stock, $.01 par value. At December 31, 2001, the Company had 15,512,899 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The Company believes that its existing cash, cash equivalents, investments and cash to be generated from future operations will provide sufficient capital to meet the business needs of the Company through the end of 2002. However, if the Company's working capital needs significantly increase due to circumstances such as sustained weakness in the telecommunications industry resulting in decreased demand for the Company's products and services and operating losses, or alternatively, faster than expected growth resulting in increased accounts receivable and inventory, significant stock repurchase activity, additional acquisition activity, or significant research and development efforts, the Company may seek to fund these requirements through a line of credit, other debt, issuance of additional equity or sale of land.

Critical Accounting Policies

The Company applies certain accounting policies which are critical in understanding the Company's results of operations and the information presented in the consolidated financial statements. Because these policies require judgment and involve choices among alternatives, reported results could vary materially if different assumptions or policies were utilized. Critical accounting policies include:

Revenue Recognition
Revenue is generally recognized on product and integration sales as products are delivered and ownership and risk of loss are transferred. In certain situations, customers may request that products are built and prepared for shipment but held temporarily by the Company on the customer's behalf. In those instances, revenue is recognized when all other terms and obligations of the sale are met, including transfer of ownership and risk of loss.

The Company also derives revenue from the sale of internally developed software and related maintenance and support agreements. Basic revenue recognition criteria related to software sales include the following four elements: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the related fee is fixed and determinable, and (4) collectibility is probable. Software license fees are generally recognized when the software product has been delivered, which is generally the point at which all four criteria have been met. Revenue associated with software maintenance and support agreements is recognized straight-line over the term of the related agreement.

The Company also generates revenue from the activities of its services division. Field service projects are typically short-term projects which are billed and accepted by the customer on a project-by-project basis, with revenue recognized upon project completion. Revenues from maintenance contracts are recognized straight-line over the related maintenance period.

Sales Return Allowances
Other than issues involving warranty claims, customers generally do not have the right to return products. However, in certain limited circumstances as defined in contracts, customers are permitted to return products. The Company establishes a sales return allowance reflecting its estimate of such product returns. The estimate is based on a number of factors, including the contract provisions, the Company's understanding of each customer's forecasted usage of previously purchased products and the estimated likelihood that customers will return products.

Allowance for Doubtful Accounts

The Company provides its customers with credit on purchases, generally requiring payment within thirty days from delivery. Since the Company's customer base is generally comprised of very large, well-funded service providers, the Company's historical credit risk has been very low. However, the Company does establish allowances against accounts receivable for potentially uncollectible amounts. The Company estimates the necessary allowance based on an analysis of customers' past payment practices and any known factors concerning their current financial condition. To the extent any customers unexpectedly become insolvent or unable to pay amounts due, the allowance estimates may be incorrect. Over the last twelve months, many telecommunications service providers, including some that have historically been customers of the Company, have experienced financial challenges. The Company did not have any significant exposure to bankruptcies among our customers. Further, the Company has not historically provided vendor financing to its customers, and currently has no plans to do so.

Inventory

The Company records inventory utilizing standard costs, which approximate actual costs on a first-in, first-out basis. Additionally, the Company carries inventory at the lower of cost or market. The Company periodically estimates its necessary reserve for inventory obsolescence to ensure inventory balances are properly stated. Such estimates are based on inventory quantities on hand, sales forecasts for particular products, overall industry trends that may affect individual product lines, as well as fluctuations in component prices from suppliers. In 2001, the Company recorded $1,700,000 of inventory charges, primarily related to weaker than expected demand for optical products. Continued weak demand and falling component prices for optical transmission products could impact the valuation of the Company's optical inventory. Likewise, decreases in component part prices for the Company's general inventory could impact inventory valuations.

Intangible Assets and Goodwill

The Company has certain intangible assets resulting from business acquisitions which are recorded at cost. These intangible assets are amortized straight-line over their respective estimated economic lives, generally up to three years, and reviewed for impairment under certain circumstances. Goodwill, representing the excess of purchase price over the fair value of the net assets acquired, is not subject to periodic amortization but is also periodically reviewed for impairment.

Warranty

The Company generally warrants its products for one year, with negotiated warranties available up to five years. Based primarily on historical experience, the Company estimates its expected future warranty costs and accrues such costs at the time of sale. Warranty costs generally consist of labor and materials to repair defective parts, replacement parts, shipping costs to replace materials, and labor and travel costs associated with customer site visits to repair products or correct prior service work. The Company's overall warranty costs have been decreasing over the past several years, primarily due to improved product quality. However, as the Company introduces new products using new technology or if defects are found in widely distributed products, such costs could increase in the future.

Income Taxes

The Company utilizes the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and respective tax bases. The Company's provision for income taxes involves estimates of taxable income for federal, state and local purposes in various taxing jurisdictions as well as estimated research and experimentation credits, which could be subject to change in the event of an audit by the Internal Revenue Service.

Stock-Based Compensation

Under various stock option plans, the Company has issued stock options to employees and members of the Company's Board of Directors. The Company applies the intrinsic value-based method of accounting for its fixed plan stock options and therefore must record compensation expense for any options granted with an exercise price less than the current market price at the date of grant. Because the Company has not granted any options with exercise prices less than market prices at the date of grant, the Company has not recorded any compensation expense in its consolidated statements of earnings. Had the Company utilized a fair value-based method of accounting for its stock options rather than an intrinsic value-based method, the Company would have recognized additional compensation expense, net of related tax effects, of approximately $2,734,000, $1,297,000 and $486,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition to the above critical accounting policies, the Company utilizes certain estimates in preparing its consolidated financial statements. Because these estimates are inherently subjective and affect the reported amounts of assets and liabilities as well as contingent assets and liabilities, different estimates would yield different results as reported in the consolidated financial statements. Areas that involve utilization of significant estimates include accounting for doubtful accounts, inventory obsolescence, estimated useful lives of property, plant and equipment and intangible assets, depreciation and amortization, sales returns, warranty costs, income taxes and contingencies.

Contractual Obligations and Commercial Commitments

The Company is obligated over the next two years for office space and office equipment under various operating leases. Future minimum lease payments under these leases are $297,000 in 2002 and $37,000 in 2003.

The Company's note payable of $750,000 is due in August 2004. Also, related to the Badger acquisition, the Company may make contingent payments of up to $750,000 based on certain product sales over the next two years.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

Because the Company had not consummated any business combinations prior to its acquisition of Badger's remote network management systems and information collection device business on August 15, 2001, these pronouncements have no impact on any prior business combinations. In accordance with these pronouncements, the Badger acquisition was accounted for under the purchase method of accounting. Intangible assets resulting from the acquisition are being amortized over their respective estimated useful lives and will be reviewed for impairment, while goodwill is not being amortized but will instead be tested for impairment, as prescribed by the pronouncements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both Statement 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", which relates to the disposal of a segment of a business. Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121.

The Company is required to adopt Statement 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management does not expect the adoption of Statement 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under Statement 144 is largely unchanged from Statement 121. The provisions of Statement 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations as well as the Letter to Stockholders and the discussion of Applied Innovation's business contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts and plans of the Company and its management, and include any statements regarding future sales and other results of operations, the continuation or changes of historical trends, the sufficiency of Applied Innovation's cash balances and cash generated from operating activities, research and development efforts and the future of the telecommunications industry or Applied Innovation's business. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, fluctuations in demand for Applied Innovation's products and services, competition, economic conditions, the fact that Applied Innovation may decide to substantially increase research and development expenditures to meet the needs of its business and customers, currently unforeseen circumstances could require the use of capital resources and the various risks inherent in Applied Innovation's business and other risks and uncertainties detailed from time to time in Applied Innovation's periodic reports filed with the Securities and Exchange Commission, including Applied Innovation's Annual Report on Form 10-K. One or more of these factors have affected, and could in the future affect, Applied Innovation's business and financial results in future periods and could cause actual results to differ materially from plans and projections. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Applied Innovation, or any other person, that the objectives and plans of Applied Innovation will be achieved. All forward-looking statements made herein are based on information presently available to the management of Applied Innovation. Applied Innovation assumes no obligation to update any forward-looking statements.

Independent Auditors' Report

The Board of Directors and Stockholders
Applied Innovation Inc.:

We have audited the accompanying consolidated balance sheets of Applied Innovation Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Innovation Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 5, 2002

Applied Innovation Inc.

Consolidated Balance Sheets

	December 31,	
Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 15,698,594	$ 14,020,080
Short term investments	6,067,770	6,386,236
Accounts receivable, net of allowance of $475,000 in 2001 and $690,602 in 2000	7,697,003	29,990,699
Inventory, net	7,322,316	12,009,060
Income taxes	903,269	-
Other current assets	630,593	852,984
Deferred income taxes	2,678,000	2,642,000
Total current assets	40,997,545	65,901,059
Property, plant and equipment, net	8,823,355	8,612,658
Investments	6,849,766	5,867,693
Intangible assets, net of accumulated amortization of $213,750 in 2001	551,250	-
Goodwill	3,423,201	-
Other assets	202,687	307,041
	$ 60,847,804	$ 80,688,451
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,992,537	$ 19,825,749
Accrued expenses:		
Warranty	819,166	1,334,786
Income taxes	-	2,391,402
Payroll and related expenses	1,512,229	2,460,907
Other accrued expenses	379,888	742,930
Deferred revenue	3,490,072	3,941,057
Total current liabilities	9,193,892	30,696,831
Note payable	750,000	-
Total liabilities	9,943,892	30,696,831
Stockholders' equity:		
Preferred stock; $.01 par value; authorized 5,000,000 shares; none issued and outstanding	-	-
Common stock; $.01 par value; authorized 55,000,000 shares; issued and outstanding 15,512,899 shares in 2001 and 15,808,479 shares in 2000	155,129	158,085
Additional paid-in capital	8,659,450	10,081,936
Note receivable for common stock	(494,871)	(600,000)
Retained earnings	42,535,717	40,297,751
Accumulated other comprehensive gain, net	48,487	53,848
Total stockholders' equity	50,903,912	49,991,620
	$ 60,847,804	$ 80,688,451

See accompanying notes to consolidated financial statements.

Applied Innovation Inc.

Consolidated Statements of Earnings

	Years Ended December 31,		
	2001	2000	1999
Sales:			
Products and integration	$ 58,670,859	$109,673,655	$ 46,967,009
Services	14,348,291	6,429,737	2,556,611
Total sales	73,019,150	116,103,392	49,523,620
Cost of sales:			
Cost of sales - products and integration	29,614,268	72,252,187	19,258,208
Cost of sales - services	9,637,448	3,653,878	1,659,252
Total cost of sales	39,251,716	75,906,065	20,917,460
Gross profit	33,767,434	40,197,327	28,606,160
Operating expenses:			
Selling, general and administrative	22,183,578	18,455,315	11,965,059
Research and development	9,648,898	8,176,622	7,479,496
Restructuring charges	292,330	-	-
Total operating expenses	32,124,806	26,631,937	19,444,555
Income from operations	1,642,628	13,565,390	9,161,605
Other income (expense):			
Interest income, net	1,389,517	1,374,546	992,665
Other expense, net	(39,179)	(20,934)	(68,189)
Total other income, net	1,350,338	1,353,612	924,476
Income before income taxes	2,992,966	14,919,002	10,086,081
Income taxes	755,000	4,774,000	3,081,000
Net income	$ 2,237,966	$ 10,145,002	$ 7,005,081
Earnings per share:			
Basic earnings per share	$ 0.14	$ 0.65	$ 0.45
Diluted earnings per share	$ 0.14	$ 0.63	$ 0.45
Weighted-average shares outstanding for basic earnings per share	15,870,492	15,598,723	15,598,143
Weighted-average shares outstanding for diluted earnings per share	16,140,993	16,014,153	15,647,050

See accompanying notes to consolidated financial statements.

Applied Innovation Inc.

Consolidated Statements of Stockholders' Equity

	Common stock						
	Number of shares outstanding	Amount	Additional paid-in capital	Note receivable for common stock	Retained earnings	Accumulated other comprehensive gain (loss), net	Totals
Balance - December 31, 1998	15,786,132	$ 157,861	$ 8,337,154	$ -	$ 23,147,668	$ -	$ 31,642,683
Comprehensive income:							
Net income	-	-	-	-	7,005,081	-	7,005,081
Unrealized loss on investments, net	-	-	-	-	-	(20,280)	(20,280)
Total comprehensive income							6,984,801
Common stock repurchased	(414,200)	(4,142)	(1,535,678)	-	-	-	(1,539,820)
Balance - December 31, 1999	15,371,932	153,719	6,801,476	-	30,152,749	(20,280)	37,087,664
Comprehensive income:							
Net income	-	-	-	-	10,145,002	-	10,145,002
Unrealized gain on investments, net	-	-	-	-	-	74,128	74,128
Total comprehensive income							10,219,130
Stock options exercised	336,547	3,366	1,670,573	-	-	-	1,673,939
Sale of stock to officer	100,000	1,000	1,199,000	(600,000)	-	-	600,000
Tax benefit associated with exercise of stock options	-	-	410,887	-	-	-	410,887
Balance - December 31, 2000	15,808,479	158,085	10,081,936	(600,000)	40,297,751	53,848	49,991,620
Comprehensive income:							
Net income	-	-	-	-	2,237,966	-	2,237,966
Unrealized loss on investments, net	-	-	-	-	-	(5,361)	(5,361)
Total comprehensive income							2,232,605
Stock options exercised	99,720	997	479,513	-	-	-	480,510
Sale of stock to officer	50,000	500	427,625	-	-	-	428,125
Common stock repurchased	(445,300)	(4,453)	(3,023,674)	-	-	-	(3,028,127)
Repayment of note receivable for common stock	-	-	-	105,129	-	-	105,129
Tax benefit associated with exercise of stock options	-	-	694,050	-	-	-	694,050
Balance - December 31, 2001	15,512,899	$ 155,129	$ 8,659,450	$ (494,871)	$ 42,535,717	$ 48,487	$ 50,903,912

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,237,966	$ 10,145,002	$ 7,005,081
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,721,061	1,633,729	1,883,381
Amortization of intangible assets	213,750	-	-
Provision for doubtful accounts	443,527	464,548	162,103
(Gain) loss on disposal of assets	(12,714)	17,080	68,189
Deferred income tax (benefit) expense	(33,000)	(1,442,000)	80,000
Tax benefit of options exercised	694,050	410,887	-
Effects of changes in operating assets and liabilities, net of assets acquired and liabilities assumed in acquisition:			
Accounts receivable	22,017,975	(19,465,222)	(3,453,878)
Inventory	5,015,679	(8,095,628)	(292,777)
Income taxes	(3,294,671)	986,392	(845,544)
Other current assets	222,391	(352,352)	(281,168)
Other assets	71,354	(30,694)	(26,781)
Accounts payable	(16,833,211)	17,601,289	1,172,538
Accrued expenses	1,845,741	995,110	(1,205,740)
Deferred revenue	(450,985)	3,607,375	322,421
Net cash *provided by operating activities*	10,167,431	6,475,516	4,587,825
Cash flows from investing activities:			
Purchases of property, plant and equipment	(1,825,076)	(1,626,559)	(1,193,200)
Payment for business acquisition	(4,044,969)	-	-
Purchases of investments	(23,108,753)	(8,885,238)	(32,071,575)
Maturities of investments	15,598,693	3,171,770	11,478,082
Sales of investments	6,871,092	675,624	13,431,255
Proceeds from sales of property, plant and equipment	34,459	6,160	24,802
Net cash used in investing activities	(6,474,554)	(6,658,243)	(8,330,636)
Cash flows from financing activities:			
Common stock repurchased	(3,028,127)	-	(1,539,820)
Proceeds from issuance of common stock	1,013,764	2,273,939	-
Net cash (used in) provided by financing activities	(2,014,363)	2,273,939	(1,539,820)
Increase (decrease) in cash and cash equivalents	1,678,514	2,091,212	(5,282,631)
Cash and cash equivalents-beginning of year	14,020,080	11,928,868	17,211,499
Cash and cash equivalents-end of year	$ 15,698,594	$ 14,020,080	$ 11,928,868
Supplemental cash flow disclosure:			
Income taxes paid	$ 3,364,427	$ 4,818,722	$ 3,846,544

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting principles and practices of Applied Innovation Inc. and subsidiary (the Company) are set forth to facilitate the understanding of data presented in the consolidated financial statements:

Description of Business Activity

The Company is a leading provider of network solutions for telecommunications service providers. The Dublin, Ohio, based company designs and manufactures products for network management, protocol conversion, mediation and data communication between network elements and operations support systems. The Company's products enable operations systems to manage all the elements in multivendor, multiprotocol telecommunications networks. The majority of the Company's customers are Regional Bell Operating Companies, long distance phone companies and competitive access providers.

Principles of Consolidation

The consolidated financial statements include the accounts of Applied Innovation Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

Cash equivalents represent short-term investments with original maturities of three months or less. At December 31, 2001 and 2000, cash equivalents of $14,122,256 and $12,242,463, respectively, were invested in money markets, corporate notes, commercial paper and taxable and tax-exempt bonds.

Investments

Since the Company does not intend to hold its investments in debt securities until maturity and does not actively trade the securities to maximize trading gains, the Company classifies these securities as "available-for-sale" and, accordingly, reports such securities at fair value plus accrued interest. The fair value of debt securities is determined from public quotations for such securities as of the reporting date. Any temporary excess (deficiency) of fair value over (under) the underlying cost of the investment, net of taxes, is excluded from current period earnings and is reported as unrealized gains (losses) as a separate component of stockholders' equity.

Revenue Recognition

Product Sales: The Company recognizes product and integration sales when products are delivered and ownership and risk of loss are transferred. Alternatively, in certain circumstances, a customer's order may direct the Company to build products and prepare them for shipment, but hold such products temporarily on the customer's behalf. In such situations, revenue is recognized when all other terms and obligations of the sale are met, including transfer of ownership and risk of loss.

Software License Sales: Revenue is derived from the sale of internally produced software as well as maintenance and support agreements from software sales. The Company licenses software and provides related services including training, maintenance, installation and consulting. License fee revenues are generally recognized when the software product is shipped and the portion of the fees related to services is recognized as the services are performed.

Services: Field service projects are generally short-term in nature and are accepted by the customer and billed by the Company on a project-by-project basis. The Company recognizes field service revenue at the completion of the project. Revenues from maintenance agreements are billed periodically, deferred and recognized straight-line over the term of the agreements.

Inventory

Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

	Lives (in years)
Building	40
Equipment	3-5
Furniture	7

Intangible Assets and Goodwill

Purchased intangible assets resulting from business acquisitions, primarily intellectual property and non-compete agreements, are carried at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated economic lives of the respective assets, generally up to three years.

Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required.

Warranty

The Company warrants its products for a minimum of one year after sale and up to five years as negotiated under contract. Accordingly, the Company accrues the estimated costs of such warranties at the time of sale.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant and amortized over the period of service only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to continue to apply the intrinsic value-based method of accounting and has adopted the disclosure requirements of SFAS No. 123.

Research and Development

Research and development costs are expensed when incurred.

General Credit Risk

The Company grants credit on open account to its customers, substantially all of whom are in the telecommunications industry. To date, the Company has not provided extended payment terms under any type of vendor financing agreements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory obsolescence, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

Impairment of Long-Lived Assets

Long-lived assets and certain intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain intangible assets that the Company expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(2) INVENTORY

Major classes of inventory at December 31, 2001 and 2000 are summarized below:

	2001	2000
Raw materials	$ 7,104,242	$ 8,201,638
Work-in-process	181,552	2,431,166
Finished goods	1,806,808	1,566,256
	9,092,602	12,199,060
Reserve for obsolescence	(1,770,286)	(190,000)
	$ 7,322,316	$ 12,009,060

(3) INVESTMENTS

The fair values of all financial instruments, excluding investments, approximate carrying values because of the short maturities of those instruments.

The following summarizes the Company's investments in securities:

December 31, 2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. government agency obligations	$ 4,705,286	$ 76,451	$ (1,806)	$ 4,779,931
U.S. government obligations	102,619	15,631	-	118,250
Corporate obligations	8,030,791	29,462	(40,898)	8,019,355
Total	$ 12,838,696	$ 121,544	$ (42,704)	$ 12,917,536
Reported as:				
Short-term investments				$ 6,067,770
Investments				6,849,766
Total				$ 12,917,536

December 31, 2000	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. government agency obligations	$ 5,506,171	$ 51,697	$ (17,836)	$ 5,540,032
U.S. government obligations	202,401	5,437	(2,469)	205,369
Corporate obligations	6,466,168	48,220	(5,860)	6,508,528
Total	$ 12,174,740	$ 105,354	$ (26,165)	$ 12,253,929
Reported as:				
Short-term investments				$ 6,386,236
Investments				5,867,693
Total				$ 12,253,929

Gross realized gains included in income in 2001, 2000 and 1999 were $27,536, $13,237 and $375, respectively, and gross realized losses included in income in 2001, 2000 and 1999 were $45,485, $9,179, and $1,174, respectively. Realized gains and losses are determined by specific identification.

The Company's December 31, 2001 debt securities at fair market value mature as follows: $6,067,770 in less than one year, $6,431,585 after one year but less than five years, and $418,181 in five or more years.

(4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2001 and 2000 are summarized below:

	2001	2000
Land	$ 1,639,303	$ 1,639,303
Building	5,091,607	5,042,590
Equipment	8,265,643	6,678,641
Furniture	2,031,075	1,995,763
	17,027,628	15,356,297
Accumulated depreciation	(8,204,273)	(6,743,639)
	$ 8,823,355	$ 8,612,658

(5) ACQUISITION

On August 15, 2001, the Company acquired certain assets of the remote network management systems and information collection device business of Badger Technology, Inc. ("Badger"). The results of Badger's operations have been included in the Company's consolidated financial results since the date of acquisition. Badger, a privately held company located in California, primarily targets the wireless telecommunications market with its remote network management products. As a result of the acquisition, the Company hopes to further penetrate the wireless telecommunications market by leveraging Badger's products targeting cell site remote management with the Company's larger sales force and service capabilities.

The acquisition has been accounted for in accordance with the purchase method of accounting. The purchase price includes cash payments of $3,955,044 and a note payable of $750,000. There is also a contingent payment of up to $750,000 based on certain product sales over the next two years. The note payable bears an 8% annual interest rate, with interest payable semi-annually and principal due in August 2004. The purchase price and acquisition costs of $89,925 have been allocated to assets acquired based on estimated fair market values at the acquisition date, with the balance recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

Accounts receivable	$ 167,806
Inventory	328,935
Property, plant and equipment	128,427
Intangible assets	765,000
Goodwill	3,404,801
Total assets acquired	$ 4,794,969

The Company will record any contingent consideration as additional goodwill as the contingencies are resolved. As of December 31, 2001, $18,400 of the total $750,000 contingent payment has been recorded as additional goodwill. Goodwill is expected to be fully deductible for tax purposes.

The following unaudited pro forma information summarizes results of operations for the years indicated as if the Badger acquisition had been completed as of the beginning of the years presented:

	Years ended December 31,	
	2001	2000
Net sales	$ 74,170,871	$ 118,871,447
Net income	1,666,490	9,860,978
Basic earnings per share	0.11	0.63
Diluted earnings per share	0.10	0.62

(6) MAJOR CUSTOMERS AND GEOGRAPHIC DATA

Revenues to major customers represented 66%, 61% and 42% of net sales for 2001, 2000 and 1999, respectively. The number of major customers previously referred to were four, two and two for 2001, 2000 and 1999, respectively, with trade accounts receivable balances of $4,567,446 and $19,399,813 at December 31, 2001 and 2000, respectively.

The Company's sales by geographic areas were as follows:

	2001	2000	1999
United States	$ 68,820,616	$114,883,136	$ 48,544,837
International	4,198,534	1,220,256	978,783
	$ 73,019,150	$116,103,392	$ 49,523,620

(7) EARNINGS PER SHARE

The calculations of earnings per share for the years ended December 31, 2001, 2000, and 1999, are based upon the weighted-average shares outstanding during the periods and, when applicable, those stock options that are dilutive, using the treasury stock method. Reconciliations of the numerators and denominators of the basic and diluted earnings per share calculations follow:

	Year ended December 31, 2001		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share—			
Net income available to common stockholders	$ 2,237,966	15,870,492	$ 0.14
Effect of dilutive securities—			
Stock options	-	270,501	
Diluted earnings per share—			
Net income available to common stockholders including assumed conversions	$ 2,237,966	16,140,993	$ 0.14

	Year ended December 31, 2000		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share—			
Net income available to common stockholders	$ 10,145,002	15,598,723	$ 0.65
Effect of dilutive securities—			
Stock options	-	415,430	
Diluted earnings per share—			
Net income available to common stockholders including assumed conversions	$ 10,145,002	16,014,153	$ 0.63

	Year ended December 31, 1999		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share—			
Net income available to common stockholders	$ 7,005,081	15,598,143	$ 0.45
Effect of dilutive securities—			
Stock options	-	48,907	
Diluted earnings per share—			
Net income available to common stockholders including assumed conversions	$ 7,005,081	15,647,050	$ 0.45

Stock options which are out-of-the-money and, therefore, are anti-dilutive under the treasury stock method have been excluded from the above earnings per share calculations. These options totaled 1,170,401, 417,750 and 205,750 in 2001, 2000 and 1999 respectively.

(8) STOCK OPTION PLANS

The Company's 2001 Stock Incentive Plan (the 2001 Plan) was adopted by the Board of Directors on February 27, 2001 and approved by the stockholders of the Company as of April 26, 2001, with 2,000,000 shares of common stock reserved for issuance under the 2001 Plan. Options granted under the 2001 Plan may be either incentive stock options or nonstatutory stock options, with maximum terms of ten years. The exercise price of each incentive stock option must be at least 100% of the fair market value per share of the Company's common stock as determined by the Stock Option and Compensation Committee on the date of grant.

Previously, the Company had adopted the 1996 Stock Option Plan (the 1996 Plan), the 1986 Incentive Stock Option Plan and the 1986 Non-statutory Stock Option Plan (the 1986 Plans). Options granted under the 1996 Plan and the 1986 Plans have maximum terms of ten years. The exercise price of each incentive stock option must be at least 100% of the fair market value per share of the Company's common stock as determined by the Stock Option and Compensation Committee on the date of grant.

Tax benefits realized by the Company for deductions in excess of compensation expense under these plans are credited to additional paid-in capital.

At December 31, 2001, there were 1,246,500 additional shares available for grant under the 2001 Plan and 198,230 additional shares available for grant under the 1996 Plan. The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $10.16, $6.41 and $2.36, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants in the years ended December 31, 2001, 2000 and 1999, respectively: dividend yield of 0% for all years; expected volatility of 193%, 77% and 71%; risk-free interest rate of 4.5%, 6% and 6%; and expected life of 5, 4.2 and 4.5 years.

The Company applies APB Opinion No. 25 in accounting for its plans and no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share, net of related income tax effects, would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income (loss)	As reported	$ 2,237,966	$10,145,002	$ 7,005,081
	Pro forma	(496,198)	8,848,465	6,519,016
Basic earnings	As reported	$ 0.14	$ 0.65	$ 0.45
(loss) per share	Pro forma	(0.03)	0.57	0.42
Diluted earnings	As reported	$ 0.14	$ 0.63	$ 0.45
(loss) per share	Pro forma	(0.03)	0.55	0.42

A summary of stock option activity follows:

	Number of shares	Weighted-average exercise price
Balance at December 31,1998	944,650	$ 5.43
Granted	515,000	3.68
Exercised	-	-
Canceled/expired	(354,350)	4.78
Balance at December 31,1999	1,105,300	4.82
Granted	1,117,450	13.21
Exercised	(336,547)	4.97
Canceled/expired	(109,223)	6.25
Balance at December 31, 2000	1,776,980	8.66
Granted	1,082,000	10.99
Exercised	(99,720)	4.82
Canceled/expired	(392,430)	11.30
Balance at December 31, 2001	2,366,830	$ 10.55

The following table summarizes information about options outstanding at December 31,2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted-average remaining contractual life	Weighted-average exercise price	Number of shares	Weighted-average exercise price
$ 3.44 - 5.00	360,730	3.6	$ 4.20	229,740	$ 4.37
$ 5.25 - 8.31	687,000	7.4	7.65	225,390	7.44
$ 8.34 - 11.70	627,850	9.1	11.02	4,700	10.21
$ 12.00 - 16.88	479,250	8.6	13.07	87,950	12.97
$ 17.25 - 24.00	212,000	8.5	23.62	42,400	23.62
	2,366,830	7.6	10.55	590,180	8.26

(9) DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution 401(k) and profit sharing plan that covers all eligible employees. Since October 1, 1999, the Company matched 50% of each participant's contribution, up to 6% of that participant's contribution. From April 1, 1998 to October 1, 1999, the Company matched 35%, and prior to April 1, 1998, the Company matched 25%. The Company may also make profit sharing contributions at the discretion of the Board of Directors. For 2001, 2000 and 1999, the profit sharing contribution was $0, $400,000 and $250,000, respectively, and the total expense related to the plan was $458,082, $762,745 and $475,373, respectively.

(10) INCOME TAXES

Income tax expense (benefit) consists of:

	Current	Deferred	Total
Year ended December 31, 2001:			
Federal	$ 568,000	$ (29,000)	$ 539,000
State and local	220,000	(4,000)	216,000
	$ 788,000	$ (33,000)	$ 755,000
Year ended December 31, 2000:			
Federal	$ 5,440,000	$ (1,273,000)	$ 4,167,000
State and local	776,000	(169,000)	607,000
	$ 6,216,000	$ (1,442,000)	$ 4,774,000
Year ended December 31, 1999:			
Federal	$ 2,663,000	$ 74,000	$ 2,737,000
State and local	338,000	6,000	344,000
	$ 3,001,000	$ 80,000	$ 3,081,000

A reconciliation of income tax expense at the expected federal statutory rate (34%) to income tax expense at the Company's effective rates for continuing operations is as follows:

	2001	2000	1999
Computed tax at the expected federal statutory rate	$ 1,018,000	$ 5,072,000	$ 3,429,000
State and local income taxes, net of federal income tax effect	141,000	350,000	223,000
Change in state rate applied to deferred tax assets	-	(51,000)	-
Meals and entertainment expenses	88,000	110,000	37,000
Research and experimentation credit	(420,000)	(661,000)	(585,000)
Tax-exempt interest income	(85,000)	(68,000)	(33,000)
Other	13,000	22,000	10,000
	$ 755,000	$ 4,774,000	$ 3,081,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Warranty reserve	$ 315,000	$ 502,000
Accounts receivable allowance	183,000	266,000
Inventory, principally due to obsolescence reserve and additional costs inventoried for tax purposes	864,000	255,000
Deferred revenue	1,343,000	1,517,000
Other	44,000	168,000
	$ 2,749,000	$ 2,708,000
Deferred tax liabilities:		
Unrealized loss on investments and amortization of intangible assets	$ 38,000	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the utilization of loss carrybacks or the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and, therefore, no valuation allowance has been provided.

(11) LEASE COMMITMENTS

The Company is obligated for office space in Colorado, Georgia, Illinois, North Carolina, Texas, California and Mexico under various operating leases, which expire over the next two years. The Company's North Carolina property is sublet through the term of the lease, expiring in February 2002. Additionally, the Company is obligated under various operating leases for office equipment, with expiration dates varying over the next two years.

Future minimum lease payments and related sublease receipts under the operating leases as of December 31, 2001 are:

	Lease payments	Sublease receipts
Year ending December 31:		
2002	$ 296,929	$ (6,696)
2003	37,091	-
Total minimum lease payments	$ 334,020	$ (6,696)

Total rent expense, net of related sublease rental income, in 2001, 2000 and 1999 was $3,856, $156,746 and $92,222, respectively. Costs associated with the Company's North Carolina lease were accrued in 1998 as a component of a one-time non-recurring charge. Accordingly, such costs have been excluded from rent expense.

(12) EQUITY

On September 14, 2001, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to 1,500,000 shares of common stock over the next twelve months. As of December 31, 2001, 445,300 shares have been repurchased under this program at an average price of $6.80 per share.

At the Annual Meeting of Stockholders held on April 26, 2001, the Amended and Restated Certificate of Incorporation was approved and adopted which increased the number of authorized shares of the Company's common stock, $.01 par value, from 30,000,000 to 55,000,000 shares and which authorized the issuance of 5,000,000 shares of preferred stock, $.01 par value.

On July 13, 2000, the Company appointed Robert L. Smialek as President and Chief Executive Officer. As part of his Employment Agreement ("Agreement"), the Company sold 100,000 unregistered shares of its common stock at $12 per share, the closing market price on the date of the Agreement. Mr. Smialek paid for the stock with $600,000 of cash, and a $600,000 five year note, bearing interest at 6.62%, payable in five equal annual installments of principal and interest commencing July 13, 2001. The note receivable is reflected in the stockholders' equity section of the accompanying consolidated balance sheets.

(13) RESTRUCTURING CHARGE

On June 18, 2001, the Company announced a reduction in workforce of approximately 15 percent, or approximately 40 employees, throughout all departments. The Company recorded a workforce reduction charge of approximately $292,000 relating primarily to severance and fringe benefits which is separately stated on the consolidated statements of earnings. As of December 31, 2001, the Company had paid out all such costs.

(14) SUBSEQUENT EVENT

On February 5, 2002, the Company announced a reduction in workforce of approximately 16 percent, or approximately 50 employees, throughout all departments. As a result, the Company expects to record a workforce reduction charge of approximately $650,000 in the first quarter of 2002, relating primarily to severance and other fringe benefits. The Company expects to pay out such costs through the remainder of 2002.

(15) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of quarterly financial information follows (in thousands, except per share amounts):

2001	Q1	Q2	Q3	Q4
Net sales	$ 25,639	$ 16,991	$ 19,635	$ 10,754
Gross profit	11,628	8,358	10,510	3,271
Income (loss) before income taxes	3,397	617	2,686	(3,707)
Net income (loss)	2,242	408	1,772	(2,184)
Basic net income (loss) per share	0.14	0.03	0.11	(0.14)
Diluted net income (loss) per share	0.14	0.03	0.11	(0.14)

2000	Q1	Q2	Q3	Q4
Net sales	$ 14,363	$ 18,284	$ 31,160	$ 52,296
Gross profit	7,536	9,578	11,047	12,064
Income before income taxes	2,283	3,364	4,117	5,154
Net income	1,552	2,288	2,799	3,506
Basic net income per share	0.10	0.15	0.18	0.22
Diluted net income per share	0.10	0.15	0.17	0.22

Stockholders Information

The Company's common stock trades on the NASDAQ National Market under the trading symbol AINN.

	2001 High	2001 Low	2000 High	2000 Low
Q1	$ 15.50	$ 8.25	$ 14.56	$ 7.75
Q2	16.74	7.65	12.13	7.00
Q3	10.45	5.35	27.06	10.25
Q4	9.49	5.10	16.50	7.50

Corporate Information

Directors

Gerard B. Moersdorf, Jr.
Chairman of the Board

Robert L. Smialek
President and CEO

Thomas W. Huseby
Retired
AT&T

William H. Largent
Chief Financial Officer and Chief Operating Officer
Aelita Software Corporation

Curtis A. Loveland
Partner
Porter, Wright, Morris & Arthur LLP

Gerard B. Moersdorf, Sr.
Retired
The Procter & Gamble Company

Richard W. Oliver
Chief Executive Officer
American Graduate School of Management

Alexander B. Trevor
President
Nuvocom Inc.

Michael J. Endres
Principal
Stonehenge Holdings Inc.

Officers

Gerard B. Moersdorf, Jr.
Chairman of the Board

Robert L. Smialek
President and CEO

Michael P. Keegan
Vice President, Chief Financial Officer and Treasurer

Curtis A. Loveland
Secretary

William J. Mrukowski
Senior Vice President, International Sales

Matthew P. Bruening
Vice President, Sales

Eric W. Langille
Vice President, Operations

Joseph L. Govern
Vice President, Service Division

Kathy L. Brooks
Vice President, Human Resources

Thomas R. McCabe
Vice President, Marketing and Business Development

Michael L. Doble
Vice President, Wireless Business Development

Corporate Headquarters

5800 Innovation Drive
Dublin, Ohio 43016-3271
614-798-2000
800-247-9482
FAX 614-798-1770
www.aiinet.com

Legal Counsel

Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Independent Auditors

KPMG LLP
Columbus, Ohio

Stock Listing

NASDAQ National Market
Symbol: AINN

Stock Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301
Locator 5352
Cleveland, Ohio
44193-0090
1-800-622-6757

Stockholders are advised to contact the transfer agent regarding address corrections, lost certificates or change of ownership or name in which the shares are held.

Annual Meeting of Stockholders

Annual Meeting of Shareholders
April 25, 2002, 9:00 A.M.
Wyndham Dublin Hotel
600 Metro Pl. N
Dublin, OH
614-764-2200

Investor Information

Shareholders can receive the Company's Annual Report on Form 10-K free-of-charge by contacting the Investor Relations Department at the Corporate Headquarters. Company information and current news releases are available on our Web site at www.aiinet.com.

2001 Board Of Directors



Back Row – from left to right

Gerard B. Moersdorf, Sr.
Thomas W. Huseby
Michael J. Endres
Alexander B. Trevor
Curtis A. Loveland

Front Row – from left to right

William H. Largent
Robert L. Smialek
Richard W. Oliver
Gerard B. Moersdorf, Jr.



5800 Innovation Drive
Dublin, Ohio 43016-3217
614.798.2000
800.247.9482
www.aiinet.com

APPLIED INNOVATION INC.
BRIDGING THE TECHNOLOGY GAP